

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2024

Ara Mahdessian
Chief Executive Officer
ServiceTitan, Inc.
800 N. Brand Blvd
Suite 100
Glendale, CA 91203

> **Re: ServiceTitan, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 18, 2024**
> **File No. 333-283296**

Dear Ara Mahdessian:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Prospectus Summary
The Offering, page 16

1.   We note your disclosure here and elsewhere in your prospectus regarding your directed share program for "eligible customers; friends and family members of [y]our Co-Founders; and certain other persons." Please expand your disclosure here, and elsewhere as appropriate, to address how you will determine eligible customers and other persons, the process that prospective participants will follow to participate in the program, the manner in which you will communicate with participants and determine the amount each will receive, when and how you will determine the allocation for the program, and whether such allocation will change depending on the interest level of potential participants, as well as any other material features of the program. Advise us of the number of potential purchasers who are eligible to receive communications

about the directed share materials.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Phillip Stoup